Filed Pursuant to Rule 424(b)(1)
Registration No. 333-120524

PROSPECTUS
ZANETT, INC.
$50,000,000

Three and Six Month Renewable Unsecured Subordinated Notes
One, Two, Three, Four, Five and Ten Year Renewable Unsecured
Subordinated Notes

We are offering an aggregate principal amount of up to $50 million of our renewable unsecured subordinated notes. We may offer the notes from time to time with maturities ranging from three months to ten years. Depending on our capital needs, however, notes with certain terms may not always be available. We will establish interest rates on the securities offered in this prospectus from time to time in prospectus supplements. The notes are unsecured obligations and your right to payment is subordinated in right of payment to all of our existing or future senior, secured, unsecured and subordinate indebtedness and other of our financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions. Upon maturity, the notes will be automatically renewed for the same term as your maturing note at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we or you elect not to have them renewed. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be different than the interest rate on your original note. After giving you thirty days advance notice, we may redeem all or a portion of the notes for their original principal amount plus accrued but unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we do elect to repurchase your notes, charge you a penalty of up to three months of interest on notes with three month maturities and up to six months of interest on all other notes. Our obligation to repurchase notes prior to maturity for any reason in a single calendar quarter is limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter.

The notes will be marketed and sold through Sumner Harrington Ltd., which is acting as our selling agent for the notes. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Sumner Harrington Ltd. does not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. Sumner Harrington Ltd. also will act as our servicing agent in connection with our ongoing administrative responsibilities for the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity. Investing in the notes involves risks, which are described in “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.00%	100.00%
Selling agent commissions	3.00%	3.00%
Proceeds to Zanett, before expenses	97.00%	97.00%

The selling agent will not receive the entire 3.0% gross commission on notes with terms of one year or less unless the notes are successively renewed for a total term of two years. See “Plan of Distribution” for a description of additional compensation payable to the selling agent and its affiliates in connection with services rendered in offering and selling the notes, serving as servicing agent and providing and managing the advertising and marketing functions related to the sale of the notes. There will be no underwriting discount.

Sumner Harrington Ltd. is not required to sell any specific number or dollar amount of notes but will use its best efforts to sell the notes offered. We will not contribute the funds of this offering into any escrow, trust or other separate account to make interest or principal payments on the notes. Therefore, if you invest in notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due.

We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. Sumner Harrington Ltd. will deliver written confirmations to purchasers of the notes. U.S. Bank National Association, St. Paul, Minnesota, will act as trustee for the notes.

SUMNER HARRINGTON LTD.
The date of this Prospectus is August 9, 2007.

TABLE OF CONTENTS
PROSPECTUS SUMMARY	1
ZANETT, INC.	1
THE OFFERING	4
RISK FACTORS	8
RISK FACTORS RELATING TO THE NOTES	8
RISK FACTORS RELATING TO THE COMPANY	12
RATIO OF EARNINGS TO FIXED CHARGES	20
USE OF PROCEEDS	20
SELECTED FINANCIAL DATA AND SUPPLEMENTARY FINANCIAL INFORMATION	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	23
DESCRIPTION OF BUSINESS	23
DESCRIPTION OF THE NOTES	23
MATERIAL FEDERAL INCOME TAX CONSEQUENCES	35
PLAN OF DISTRIBUTION	36
DESCRIPTION OF PROPERTIES	38
LEGAL PROCEEDINGS	38
DIRECTORS AND EXECUTIVE OFFICERS	38
SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	39
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	39
EXECUTIVE COMPENSATION	39
FINANCIAL STATEMENTS	39
LEGAL MATTERS	39
EXPERTS	39
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	39
WHERE YOU CAN FIND MORE INFORMATION	40
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	40

2

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus before making a decision to invest in the notes. Except with respect to payment obligations under the notes, which shall be the sole obligation of Zanett, Inc., the words “we,” “our” and “us” refer to Zanett, Inc. and its direct and indirect subsidiaries unless we indicate otherwise. All trademarks used in this prospectus are the property of their respective owners.

Zanett, Inc.

Overview

We are an information technology ("IT") company that provides customized, mission-critical IT solutions to Fortune 500 corporations, mid-market companies, and classified government agencies involved in Homeland Defense and Homeland Security. We operate in two segments: Commercial Solutions and Government Solutions. Our overarching mission is to provide custom solutions that exceed client expectations, are delivered on time and within budget, and achieve superior results.

Our growth strategy consists of both expanding existing operations and growing by acquisition.

To grow our existing operations, we seek to obtain the benefit of leveraged marketing and solutions delivery through cross-selling, joint-marketing and resource-sharing. We also seek to achieve economies of scale by providing centralized back-office functions to contain costs while enhancing our ability to serve clients.

To grow by acquisition, we utilize a highly selective search methodology to identify and acquire specialized, profitable IT companies with outstanding management and professional staffs, exceptional performance records, and superb client relationships that complement our existing solutions sets and practices. As we add new entrants to our existing solutions we seek to preserve the unique relationships we have with our clients and our core skill sets while expanding the solutions we can provide.

Our principal executive offices are located at 635 Madison Avenue, 15th Floor, New York, NY 10022. Our telephone number is (212) 583-0300.

Growth-by-Acquisition

Since the Company was formed in the fall of 2000, eight operating companies have been acquired, and we disposed of one such company:

On December 7, 2001, we acquired Back Bay Technologies, Inc. (“BBT”), based in Needham, Massachusetts. BBT is a technology consulting firm providing strategic planning, analysis, business case development, vendor selection, systems architecture, systems integration, full life cycle application development and post-production support services.

On May 31, 2002, we acquired Brandywine Computer Group, Inc. (“BCG”), based in Mason, Ohio. BCG provides technology consulting services associated with the implementation of enterprise resource planning (“ERP”), supply chain management and customer relationship management (“CRM”) systems.

On January 31, 2003, we acquired Paragon Dynamics, Inc. (“PDI”), based in Denver, Colorado. PDI specializes in providing advanced software and satellite engineering services with domain area expertise on government and aerospace satellite and IT infrastructure contracts.

On December 4, 2003, we acquired DeltaData, Inc. (dba Delta Communications Group), based in Aliso Viejo, California which changed its name to Delta Communications Group, Inc. (“Delta”). Delta is a voice and data communications network integrator that sells IT hardware, peripheral equipment and telecommunications lines for voice and data communications networks and provides related IT security, design and implementation solutions. As described below, on March 7, 2006, we disposed of Delta by exchanging the outstanding common stock of Delta for the former owner of Delta’s equity holdings of the Company.

On April 23, 2004, BCG acquired INRANGE Global Consulting, a professional services business unit of Computer Network Technology Corporation (“CNT”). INRANGE Global Consulting, a long-time PeopleSoft partner, is a leading consulting and technology services consultancy that provides high-value business solutions to corporate and government clients across the Midwest. After the acquisition, BCG and INRANGE Global Consulting combined their professional service businesses and operate under the name INRANGE Consulting Corporation (“ICC”). ICC has principal offices in Indianapolis, Indiana and Mason, Ohio.

On March 1, 2005, we acquired Whitbread Technology Partners, Inc. (“Whitbread”), based in Stoneham, Massachusetts. Whitbread is an award-winning IT consulting firm specializing in the deployment of Oracle ERP systems for corporate and government clients in the Northeastern U.S.

On December 30, 2005, BBT, ICC and Whitbread merged with and into another of our wholly-owned subsidiaries, Zanett Commercial Solutions, Inc. (“ZCS”). This consolidation of our commercial practices into one accounting and legal entity is designed to help us achieve back office economies of scale and increase our ability to leverage marketing and professional resources across this segment.

Delta was treated as a discontinued operation as of December 31, 2005 because the decision was reached in the fourth quarter of 2005 to exit the IT hardware business that is Delta's principal business activity. In December 2005, the Company entered into a letter of intent to sell Delta to its former owner, which sale was completed on March 7, 2006.

On May 1, 2006, ZCS completed the acquisition of all of the issued and outstanding capital stock of Data Road, Inc. ("Data Road"). We acquired Data Road in order to broaden our services and solutions portfolio, further our national expansion and add a substantial roster of blue-chip companies to our client base.

Founded in 2001, Data Road is a dedicated Oracle services company that specializes in managed services and remote hosting. Based in Jacksonville, Florida, Data Road provides managed services and consulting services throughout the United States.

On March 6, 2007, ZCS completed and acquisition of all the issued and outstanding capital stock of the DBA Group, Inc. (“DBA”).  The Company acquired DBA in order to broaden its expertise in database administration.  Based in Alpharetta, Georgia, DBA provides database managed services.

We continue to seek successful, growing IT solutions companies to incorporate into our business model. We intend to use a portion of the proceeds of this offering to acquire additional operating companies.

Organic Growth

We employ a multi-dimensional organic growth strategy that seeks to provide new solutions to existing customers, current solutions to new customers, and new solutions to new customers. We believe all three of these approaches are dependent on three elements:

•	forming deep, trusted relationships between our professional staff and customer management;
•	constantly broadening the solution and skill sets at our disposal; and
•	unburdening professional staff from those day-to-day operational activities that do not directly relate to solutions delivery.

While we provide discrete solutions to specific problems when needed, we seek to achieve what we refer to as “consultant of record” or “COR Status” with our customers. COR Status means customers come to rely on us for continuing advice and help with their most mission critical, “core business” challenges. By acquiring new companies from time to time, our business model enhances these trusted relationships by providing fresh infusions of talent, skill sets, partnership relationships and experience, all of which can be utilized to help customers and strengthen the trust relationship.

Our business model further enhances organic growth by centralizing such back office functions as financial reporting, legal review, and certain aspects of human resource and IT infrastructure. This centralization allows our professional staff to focus on their core business skill sets and seek to achieve the highest possible standards of service quality for our customers.

The Offering

Issuer	Zanett, Inc.

Trustee	U.S. Bank National Association

Selling and Servicing Agent
Sumner Harrington Ltd. has agreed to serve as our selling and servicing agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. See “Plan of Distribution” for additional information.

Securities Offered
Up to $50 million of Renewable Unsecured Subordinated Notes. The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us.

Method of Purchase
Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. As our servicing agent, Sumner Harrington Ltd. will mail you written confirmation that your subscription has been accepted.

Denomination	You can choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts.

Offering Price	100% of the principal amount per note.

Selling Agent Commissions	3% of the principal amount of all notes sold. See “Plan of Distribution” for additional information.

Rescission Right
You can rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes — Rescission Right” for additional information.

Maturity	You can generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5 or 10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.

Interest Rate
The interest rate of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

Interest Payment Dates
You can choose to receive interest payments monthly, quarterly, semiannually, annually or at maturity. If you choose to receive interest payments monthly, you can choose the day on which you will be paid. You may change the interest payment schedule or interest payment date once during the term of your note.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption at Maturity
Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid.

If you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, this 15 day period will be automatically extended until 10 days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective.

If similar notes are not being offered at the time of renewal, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of your existing notes if no such rate is specified. The interest rate being offered upon renewal may, however, be different than the interest rate on your original note. See “Description of the Notes — Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the notes at a price equal to their original principal amount plus accrued but unpaid interest.

You may request that we repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we may, in our sole discretion, decline to repurchase your notes, and will, if we elect to repurchase your notes, charge you a penalty of up to three months of interest for notes with a three month maturity and up to six months of interest for all other notes. The total principal amount of notes that we will be required to repurchase prior to maturity, for any reason in any calendar quarter, will be limited to the greater of $1 million or 2% of the total principal amount of all notes outstanding at the end of the previous quarter.

See “Description of Notes — Redemption or Repurchase Prior To Stated Maturity.”

Consolidation, Merger or Sale
Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligations to pay principal and interest on the notes pursuant to the indenture. For a description of these provisions see “Description of the Notes - Consolidation, Merger or Sale.”

Ranking; No Security	The notes:

●are unsecured;

●rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities;

●rank junior to our existing and future secured debt;

●rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinated notes, which will rank equally with the notes;

●rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinated notes, which will rank equally with the notes; and

●rank junior to other of our financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions.

As of March 31, 2007, we had approximately $10.8 million of outstanding debt senior to the notes that we intend to retire with proceeds from the notes. See “Use of Proceeds.”

In addition, as of March 31, 2007, we had approximately $5.4 million of debt outstanding under our $8.0 million revolving credit facility, and aggregate deferred or contingent cash payment obligations in connection with completed acquisitions totaling approximately $1.6 million that, in each case, rank senior to the notes.

Restrictive Covenants	The indenture governing the notes contains limited restrictive covenants. These covenants:

●require us to maintain a positive net worth; and

●prohibit us from paying dividends on our capital stock if there is an event of default with respect to the notes or a payment of the dividend would result in an event of default.

The covenants set forth in the indenture are more fully described under “Description of Notes — Restrictive Covenants.” These covenants have significant exceptions.

Use of Proceeds
If all the notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $45,600,000 of net proceeds from this offering after deducting the selling agent’s commissions and estimated offering expenses payable by us. We intend to use the net proceeds for working capital, to repay certain existing debt, to expand our business through acquisitions and for other general corporate purposes. See “Use of Proceeds.”

Absence of Public Market and Restrictions on Transfers
There is no existing market for the notes. Sumner Harrington Ltd. has advised us that it does not intend to make a market in the notes after the completion of this offering and we do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes - Transfers.”

Book Entry
The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes — Book Entry Registration and Transfers.”

RISK FACTORS

This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “plans,” “intends” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and other statements contained elsewhere in this prospectus.

These forward-looking statements reflect management’s current view of our company concerning future events and are subject to risks and uncertainties. Should any of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, estimated or expected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

The risks described below set forth the material risks associated with the purchase of notes and our company, as well as factors that may influence the outcome of any forward looking statement. Before you invest in the notes, you should carefully consider these risk factors, as well as the other information contained in this prospectus and in the documents incorporated by reference into this prospectus.

Risk Factors Relating to the Notes

The notes may not be a suitable investment for all investors.

The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

You lack priority in payment on the notes, which rank junior to substantially all of our existing and future debt and other financial obligations.

Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings. Your notes will be subordinated to the prior payment in full of all of our other debt and financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions. As of March 31, 2007, we had approximately $10.8 million of indebtedness that we expect to retire with the proceeds of this offering. Although we intend to repay this existing indebtedness, this indebtedness will rank senior to your notes while it remains outstanding. Any credit facility entered into with our existing creditors will rank senior to the notes being offered. In addition, on December 21, 2006, the Company entered into a loan agreement with LaSalle Bank that has an expiration date of December 21, 2009. As of March 31, 2007, we had approximately $5.4 million of debt outstanding under the credit facility. Moreover, we and our subsidiaries have granted LaSalle Bank continuing security interest in all assets that we currently hold or subsequently acquire to secure our obligations under the credit facility. If we are unable to replace this credit facility as it comes due, LaSalle Bank may exercise its rights as a senior creditor. Our obligation to repay all amounts drawn under the credit facility will rank senior to your notes. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Further, we have in the past, and expect in the future, to enter into contingent or deferred cash payment arrangements in connection with acquisitions. Our obligations under these types of arrangements may continue for several years following an acquisition, and will rank senior to your notes. As of March 31, 2007, our aggregate deferred or contingent cash payment obligations in connection with completed acquisitions totaled approximately $1.6 million. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

There will be no trading market for the notes, which may make it difficult to transfer your notes.

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. Except in the case of death or total permanent disability, repurchases of the notes prior to maturity are subject to our approval and to repurchase penalties of up to three months interest on notes with three month maturities and up to six months interest on notes with maturities of six months or longer. The total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes.”

The notes will have no sinking fund, security, insurance or guarantee.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the notes, then you may lose all or part of your investment.

The notes will automatically renew unless you request repayment.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. If you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, this 15 day period will be automatically extended until 10 days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to our approval and to repurchase penalties and the limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

We have substantial indebtedness that is senior to the notes, which may affect our ability to repay the notes.

We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At March 31, 2007 we had approximately $16.2 million of debt outstanding comprised of:

Senior, secured revolving credit from LaSalle	$5,441,540
Junior, unsecured term debt	$10,775,000

Total	$16,216,540

In addition, at March 31, 2007, we had approximately $1.94 million of renewable unsecured subordinated notes outstanding.

Our debt to net worth ratio at March 31, 2007 was 1.71. On December 21, 2006 the Company entered into a loan and security agreement and established an $8 million loan facility with LaSalle Bank National Association. At March 31, 2007 the loan balance was $5.4 million with available borrowing of $0.4 million. The loan has an expiration date of December 21, 2009. The Company and ZCS have issued various promissory notes to Mr. Bruno Guazzoni, a principal shareholder of the Company. The aggregate principal amount of these notes is $6,825,000. In addition, in February 2007 we entered into a line of credit agreement with Bruno Guazzoni in the amount of $3,000,000. As of March 31, 2007, this line of credit had an outstanding balance of $2,450,000. The promissory notes and the line of credit have a maturity date of March 15, 2009. We have also issued a promissory note with a principal amount of $1,500,000 to Emral Holdings Limited. The maturity of this note is March 15, 2009. Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

●	increasing our vulnerability to general adverse economic and industry conditions;

●
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	placing us at a competitive disadvantage compared to our competitors that have less debt; and

●	limiting our ability to borrow additional funds.

If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

We might incur substantially more indebtedness that will be senior to your notes.

Subject to limitations contained in our credit facility, we may incur substantial additional indebtedness in the future. While the indenture for the notes requires us to maintain a positive net worth, it does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.

Our management has broad discretion over the use of proceeds from the offering.

Although we expect to use the proceeds from the offering for working capital and to retire approximately $7.0 million of the term notes that were outstanding at March 31, 2007, the indenture does not require us to do so. We also plan to use the proceeds to expand our business through acquisitions. Our management has been granted authority by our board of directors to engage in acquisition transactions of up to $20.0 million individually and $100.0 million in the aggregate without further approval of the board of directors. As of March 31, 2007, there was approximately $75.0 million available in authorized acquisition funds. The proceeds of the offering will also be used for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required in the indenture, and because of the acquisition authority granted to our executive group, our management will have broad discretion in determining how the proceeds of the offering will be used and may choose not to use the funds to pay down debt that is senior to the notes. See “Use of Proceeds.”

We are subject to many restrictions in our credit facility.

The terms of our existing credit facility, with LaSalle Bank N.A., impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

●	incurring or guaranteeing additional indebtedness, including in connection with future acquisitions;

●	making capital expenditures in excess of agreed upon amounts;

●	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

●	making investments;

●	creating or permitting liens on our assets or the assets of our subsidiaries;

●	issuing or selling capital stock of our subsidiaries;

●	transferring or selling our assets;

●	engaging in mergers or consolidations;

●	permitting a change of control of our company;

●	liquidating, winding up or dissolving our company;

●	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and

●	engaging in transactions with our affiliates outside the normal course of business.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our existing or any future credit facility or the indenture or to maintain certain indebtedness ratios would cause a default under our credit facility and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of our credit facility, the indenture or any other debt agreement will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. As of March 31, 2007, the Company was not in compliance with the fixed charge coverage ratio and the senior funded debt to EBITDA ratio provided for in its credit agreement with LaSalle. The Company has received a waiver of these covenants from LaSalle. Notwithstanding such waiver, the Company remains subject to these financial covenants, which are calculated quarterly. If this occurs, we may not be able to repay our debt, including the notes, or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes - Restrictive Covenants.”

You will have only limited protection under the indenture.

In comparison to the restrictive covenants that are imposed on us by our credit facility and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to pay principal and interest on time. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes - Events of Default.”

Our right to redeem the notes prior to maturity may result in reinvestment risk for you.

We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes will be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes - Redemption or Repurchase Prior To Stated Maturity.”

The current selling agent may not be responsible for the sale and marketing of the notes for the duration of this offering.

The distribution and management agreement between us and Sumner Harrington Ltd. may be terminated by us or, subject to certain conditions, Sumner Harrington Ltd. upon giving prior notice. Therefore, it is not certain Sumner Harrington Ltd. will be responsible for the marketing, sale and administration of the notes for the duration of this offering. Other parties, including our company, may take over the functions currently provided by Sumner Harrington Ltd. Therefore, you should not rely on Sumner Harrington Ltd. continuously being responsible for the marketing, sale and administration of the notes.

You may be required to pay taxes on accrued interest on notes prior to receiving of cash interest payments if you elect to be paid interest at maturity and the term of the rate exceeds six months.

If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. In addition, if you choose to have interest on your note paid monthly, quarterly, semiannually or annually, the amount of interest income reported to the Internal Revenue Service may differ from the sum of your cash interest payments in some years. You should consult your tax advisor to determine your tax obligations.

Risk Factors Relating to the Company

Our independent registered public accounting firm, along with Company’s management, noted conditions which, in the aggregate, represent a material weakness in our internal control over financial reporting. Failure to remediate these weaknesses could negatively impact our business.

In connection with its audit of our financial statements for the fiscal year ended December 31, 2006, our independent registered public accounting firm, Amper, Politziner & Mattia, P.C. (“AP&M”), along with our Company’s management and our Board of Directors, noted the following conditions which it had concluded, in the aggregate, represent a material weakness in our internal control over financial reporting. Before the audited financial statements for fiscal year 2006 contained in this Annual Report were finalized, (1) certain audit adjustments were made to such financial statements after being identified by AP&M; (2) certain disclosures required by GAAP were incorporated in such financial statements and the notes thereto after being identified by AP&M and (3) certain account analysis were either not accurately completed and/or not completed in a timely manner. This material weakness is discussed under Part II, Item 9A. (Controls and Procedures) on our Form 10-K for the year ended December 31, 2006.

We also previously disclosed in our Form 10-KSB for the fiscal year ended December 31, 2005, and in Forms 10-Q for the first three interim periods for the fiscal year ended December 31, 2006, that our disclosure controls and procedures were not effective because of a material weakness in internal control over financial reporting due to insufficient accounting resources to ensure there are appropriate controls over the financial reporting and closing process or to ensure significant non-routine transactions are accounted for in accordance with GAAP.

In response to the identified material weaknesses, we are focusing on improving our internal controls over financial reporting and remedying these material weaknesses by hiring additional staff with the requisite knowledge and/or ensuring adequate training of our existing resources. We will continue to monitor the effectiveness of these actions and will make any changes and take such other actions that we deem appropriate given the circumstances.

We cannot predict that there will be no material weaknesses in future periods. If we fail to remediate these material weaknesses, it could result in a loss of investor confidence in the accuracy and completeness of our financial reports and negatively impact our business and the price of our common stock.

The Company has a limited operating history.

We began to implement our current business strategy in 2002 and, therefore, have a limited operating history to evaluate. There is no assurance that we will be able to acquire sufficient companies to grow our business and achieve the advantages of scale and other synergies that our strategy contemplates.

We currently have a substantial amount of indebtedness. If we require additional financing to sustain our operations, and we are unable to obtain it on favorable terms, we may need to significantly curtail operations.

During the year ended December 31, 2006, we incurred a loss of approximately $1.8 million and had cash used in operations of $120,034. As of March 31, 2007, we had an excess of current liabilities compared to current assets of approximately $1.6 million as summarized in the table below:

Current Assets
Cash	$1,399,030
Receivables	7,473,353
Other current assets	2,595,674
Total current assets	11,468,057

Current Liabilities
Accounts payable and accrued expenses	$1,217,079
Renewable unsecured subordinated notes	580,814
Lines of credit	7,891,540
Other current liabilities	4,610,056
Total current liabilities	14,299,489

Excess of current Liablilities	$2,831,432

On December 21, 2006 we entered into a loan and security agreement and established an $8.0 million loan facility with LaSalle Bank National Association. The available credit is based on 80% of eligible accounts receivable. At March 31, 2007 the loan balance was $5.4 million with available borrowing of $0.4 million. The loan has an expiration date of December 21, 2009.

In February 2007 we entered into a line of credit agreement with Bruno Guazzoni, the uncle of our Chief Executive Officer and the owner of approximately 29.2% of our outstanding common stock, in the amount of $3,000,000. This line of credit is available for working capital requirements and is unrestricted. The line has a maturity date of February 21, 2009. As of March 31, 2007, this line of credit had an outstanding balance of $2,450,000.

On March 14, 2006, we issued a promissory note in the amount of $500,000 to a Bruno Guazzoni. The note, as amended, has a maturity date of March 1, 2008 and requires quarterly cash interest payments beginning March 31, 2006, at the rate of fifteen percent (15%) per annum. Principal is repayable in cash at maturity.

On March 15, 2006, we issued a promissory note in the amount of $500,000 to Bruno Guazzoni. The note, as amended, has a maturity date of March 1, 2009 and requires quarterly cash interest payments beginning March 31, 2006, at the rate of fifteen percent (15%) per annum. Principal is repayable in cash at maturity.

On February 21, 2007, ZCS entered into a new, unsecured promissory note in an aggregate principal amount of $750,000, with Bruno Guazzoni. This note has a maturity date of February 21, 2009 and requires quarterly payments of interest beginning March 31, 2007, at the rate of eleven percent (11%) per annum. Principal is repayable at maturity. The proceeds of this note were used fund the cash portion of the merger consideration paid at closing for the acquisition of the DBA Group.

On March 15, 2007, we and our operating subsidiaries replaced four existing promissory notes in the aggregate principal amount of $6,575,000 with notes have identical terms, except for an extension of their maturity dates to March 15, 2009. See “Use of Proceeds” for further discussion of these notes.

Notwithstanding these potential and existing financing sources, such additional financing may not be available, or if available, may not be obtainable on terms satisfactory to us. If we cannot raise additional funds, we may be required to significantly curtail our operations, which would have an adverse effect on our financial position, results of operations and cash flow.

Our future capital uses and requirements will depend on numerous factors, including:

•	the extent to which our solutions and services gain market acceptance;

•	the level of revenues from present and future solutions and services;

•	the expansion of operations;

•	the costs and timing of product and service developments and sales and marketing activities;

•	costs related to acquisitions of technology or businesses; and

•	competitive developments.

In addition, in order to continue to increase sales and marketing efforts, to expand and enhance the solutions and services we are able to offer to current and future customers and to fund potential acquisitions, we will require additional capital that may not be available on terms acceptable to us, or at all. As a consequence, we will be required to raise additional capital through public or private equity or debt financings, collaborative relationships, bank facilities or other arrangements with corporate partners or from other sources. In addition, if unforeseen difficulties arise in the course of these or other aspects of our business, we may be required to spend funds in an amount greater than anticipated. Such additional capital may not be available on terms acceptable to us, or at all. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our expansion programs or to limit the marketing of our services. This could have a material adverse effect on our business. Any additional equity financing is expected to be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and increased interest costs. We have financed our operations to date primarily through private sales of equity securities, and loans from related parties and business associates.

The Company has not achieved profitability in every reporting period and may incur net losses in future quarters.

The Company has a history of operating losses, including a net loss of approximately $1.6 million for the year ended December 31, 2006 and a net loss of $775,661 for the three months ended March 31, 2007. We may incur additional operating losses in the future. Operating expenses may increase as we seek to grow our business through acquisition and as our existing business expands. Even if we achieve consistent profitability, we may be unable to generate sufficient cash flow from operations or be able to raise capital in sufficient amounts to enable us to continue to expand our business. An inability to sustain profitability may also result in an impairment loss in the value of our long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets. If we are unable to generate sufficient cash flow from operations or raise capital in sufficient amounts, our business will be materially and adversely affected.

Termination of a contract by a significant customer and/or cancellation with short notice, or failure by us to attract new customers and replace customers not renewing their contracts, could reduce our revenue and profitability and adversely affect our financial condition.

For the year ended December 31, 2006 and the three month period ended March 31, 2007, our largest customer accounted for approximately 8% and 9% of revenues, respectively. Non-renewal or termination of contracts with a significant customer could have a material adverse effect on our business. A large portion of our revenues were derived from professional services that are generally non-recurring in nature. There can be no assurance that we will obtain additional contracts for projects similar in scope to those previously obtained from our principal customers or any other customer, that we will be able to retain existing customers or attract new customers or that we will not remain largely dependent on a limited customer base, which may continue to account for a substantial portion of our revenues. In addition, we may be subject to delays in customer funding; lengthy customer review processes for awarding contracts; non-renewal; delay, termination, reduction or modification of contracts in the event of changes in customer policies or as a result of budgetary constraints; and increased or unexpected costs resulting in losses under fixed-fee contracts.

Our success in meeting growth targets is dependent on our ability to maintain existing clients and to continually attract and retain new customers to replace customers who have not renewed their contracts. Achieving significant market acceptance requires substantial effort and expenditures on our part to create awareness of our services.

An unexpected shortfall in revenues in relation to our expenses, or significant bad debt experience, could materially and adversely affect our business.

Revenues are difficult to forecast. We may increase our corporate overhead expenses as the number of acquisitions we complete increases and will increase overhead to comply with the provisions of the Sarbanes-Oxley Act. Meanwhile, our business units may increase their operating expenses for sales, marketing and technical personnel to sell, provide and support their products and services. Additionally, at any given point in time we may have significant accounts receivable balances with customers that expose us to credit risks. If we have an unexpected shortfall in revenues in relation to our expenses, or significant bad debt experience, our business could be materially and adversely affected.

IT services are subject to uncertain demand due to emerging and evolving markets and technology.

The markets for some of our services are changing rapidly and evolving and, therefore, the ultimate level of demand for our services is subject to a high degree of uncertainty. Any significant decline in demand for programming and applications development and IT consulting services could materially adversely affect our business and prospects.

Significant technological changes could render our existing products and services obsolete. To be successful, we must adapt to this rapidly changing market by continually improving the responsiveness, functionality and features of our products and services to meet customers' needs. If we are unable to respond to technological advances and conform to emerging industry standards in a cost-effective and timely manner, our business could be materially and adversely affected.

The IT services industry is highly competitive, and we may not be able to compete effectively.

Competition for our IT solutions is significant, and we expect that competition will continue to intensify due to the low barriers to entry. We may not have the financial resources, technical expertise, sales and marketing or support capabilities to successfully meet this competition. If we are unable to compete successfully against our competitors, our business will be adversely affected. We compete against numerous large companies that have substantially greater market presence, longer operating histories, more significant customer bases, and financial, technical, facilities, marketing, capital and other resources than we have.

Our competitors include national, regional and local IT consulting service providers, software development firms and major accounting and consulting firms such as Accenture, Cap Gemini, Ernst & Young, IBM Global Services, Keane, KForce and MPS Group.

In addition, we also encounter competition from numerous other businesses that provide one or more similar goods or services, including numerous resellers of Internet-related hardware and software and web-site development companies.

Our competitors may respond more quickly than us to new or emerging technologies and changes in customer requirements. Our competitors may also devote greater resources than we can to the development, promotion and sale of their products and services. They may develop products and services that are superior to or have greater market acceptance than ours. Competitors may also engage in more extensive research and development, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to our existing and potential employees and strategic partners. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties that may further impact our ability to effectively compete.

New competitors, including large computer hardware, software, professional services and other technology and telecommunications companies, may enter our markets and rapidly acquire significant market share. As a result of increased competition and vertical and horizontal integration in the industry, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products and services. We may not be able to offset the effects of any price reductions with an increase in the number of customers, higher revenue from consulting services, cost reductions or otherwise. In addition, professional services businesses are likely to encounter consolidation in the near future, which could result in decreased pricing and other competition.

Moreover, there is a high degree of competition among companies seeking to acquire interests in IT service companies such as those we have historically targeted for acquisition. We are and will continue to be a minor participant in the business of seeking business relationships with, and acquisitions of interests in such companies. A large number of established and well-financed entities, including venture capital firms, are active in acquiring interests in companies that we may find desirable acquisition candidates. Many of these investment-oriented entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we may be at a competitive disadvantage in negotiating and executing possible investments in these entities as many competitors generally have easier access to capital, on which entrepreneur-founders of privately held IT service companies generally place greater emphasis, than obtaining the management skills and networking services that we can provide. Even if we are able to successfully compete with these venture capital entities, this competition may affect the terms and conditions of potential acquisitions and, as a result, we may pay more than expected for targeted companies. If we cannot acquire interests in attractive companies on reasonable terms, our growth by acquisition strategy may not succeed.

Operations interruptions caused by systems failures could adversely affect our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain most of our computer systems in our facilities in New York, NY and at business unit offices in Needham, MA in Stoneham, MA, Mason, OH, Indianapolis, IN, Detroit, MI, Aurora, CO, and Jacksonville, FL. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We also lease telecommunications lines from local and regional carriers, whose service may be interrupted. Any damage or failure that interrupts or delays network operations could materially and adversely affect our business.

Security breaches could expose our Company to a risk of loss or liability.

Our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person or entity circumvents our security measures, they could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability.

We may not be able to identify suitable acquisition candidates or successfully integrate their operations with our own.

A key element of our expansion strategy is to grow through acquisitions. If we identify suitable candidates, we may not be able to make investments or acquisitions on commercially acceptable terms. Acquisitions may cause a disruption of our ongoing business, distract management, require other resources and make it difficult to maintain our standards, controls and procedures. We may not be able to retain key employees of the acquired companies or maintain good relations with their customers or suppliers. We may be required to incur additional debt, and we may be required to issue equity securities, which may be dilutive to existing stockholders, to fund acquisitions.

Unsuccessful acquisitions could adversely affect our business.

There can be no assurance that any completed acquisition will enhance our business. Since the normal consideration in our acquisitions comprises both cash and shares of our common stock, if we proceed with one or more significant acquisitions, the potential impacts are (1) a substantial portion of our available cash could be used to consummate the acquisitions and/or we could incur or assume significant amounts of additional indebtedness, and (2) our stockholders could suffer significant dilution of their interest in our common stock.

Also, acquisitions are required to be accounted for under the purchase method, which results in us recording significant amounts of goodwill. The inability of a subsidiary to sustain profitability may result in an impairment loss in the value of long-lived assets, principally goodwill, property and equipment, and other tangible and intangible assets.

Our success depends on our retaining key personnel.

There is intense competition for qualified personnel in the sectors in which we operate. The loss of existing personnel or the failure to recruit additional qualified managerial, technical, and sales personnel, as well as expenses in connection with hiring and retaining personnel, could adversely affect our business. We also depend on the performance of our executive officers and key employees, most of whom have not entered into employment agreements.

As of March 31, 2007 we had 236 full-time employees. We will need to attract, train and retain more employees for management, engineering, programming, sales and marketing, and customer service and support positions. Competition for qualified employees, particularly engineers, programmers and consultants continues to be high. Consequently, we may not be successful in attracting, training and retaining the people we need to continue to offer solutions and services to present and future customers in a cost effective manner or at all.

Fluctuation in quarterly operating results may negatively impact the market price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are within our control. Quarter to quarter comparisons of the results of operations as an indication of future performance should not be relied upon. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In that event, the market price of our common stock may fall.

Factors that could cause quarterly results to fluctuate include:

•	change in customer demand for products and services;

•	timing of the expansion of operations;

•	changes in pricing by us or our competitors;

•	introduction of new products or services by competitors or Zanett;

•	costs related to acquisitions of technology or businesses;

•	recession or slow down in the U.S. economy; or

•	termination of customer contracts.

Changes in government regulations may adversely impact our business.

There are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. The government may also seek to regulate some segments of our activities as basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

Our Government Solutions segment generates most of its revenue from contracts with the U.S. Department of Defense. As such, it must comply with various government regulations regarding how it conducts its business and maintains its financial records. The most significant of these regulations are:

•	the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

In addition, our Government Solutions segment is subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could result in lost business.

We may be faced with potential claims for liability if we cannot adequately meet our customers’ expectations.

Our services involve development, implementation and maintenance of computer systems and computer software that are critical to the operations of our customers' businesses. Our failure or inability to meet a customer's expectations in the performance of our services could harm our business reputation or result in a claim for substantial damages against us, regardless of our responsibility for such failure or inability. In addition, in the course of performing services, our personnel often gain access to technologies and content that includes confidential or proprietary customer information. Any such unauthorized disclosure or use could result in a claim for substantial damages. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect us.

We may become subject to legal claims relating to the content in the web sites we may host or in email messages that we transmit.

The law relating to the liability of online service providers, private network operators and Internet service providers for information carried on or disseminated through their networks is currently unsettled. We may become subject to legal claims relating to the content in the web sites we may host or in email messages that we transmit. For example, lawsuits may be brought against us claiming that material inappropriate for viewing by young children can be accessed from the web sites we may host. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. If we have to take costly measures to reduce our exposure to these risks, or are required to defend ourselves against such claims, our business may be materially adversely affected.

The market price of our common stock could decline as a result of future sales by existing stockholders.

The market price of our common stock could decline as a result of sales by existing stockholders of a large number of shares of common stock in the market or the perception that these sales may occur. These sales also might make it more difficult for us to issue equity securities in the future at a time and at a price that it reflects fair value.

As of March 31, 2007, we had granted options to purchase 7,419,618 shares under our 2001 Stock Option Plan. The total number of options authorized under the 2001 Stock Option Plan, as amended, is 10,000,000. If the holders of these options and any other options we have issued were to exercise their rights and sell the shares issued to them, it could have an adverse effect on the market price of the common stock.

The market price for our common stock has been volatile.

The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of IT consulting companies have been especially volatile.

We have not historically, and do not anticipate paying cash dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions.

The concentrated ownership of our Company may discourage potential transactions involving Zanett.

Claudio Guazzoni, our Chief Executive Officer owned approximately 26.6% of the outstanding Common Stock as of March 9, 2007, and has voting power over all of the shares owned by his uncle, Bruno Guazzoni, which as of March 9, 2007 was, approximately 29.2% of the outstanding Common Stock. As a result, Claudio Guazzoni possesses significant influence over Zanett’s decision making on business matters, including the election of directors.

The concentration of Zanett share ownership may:

•	delay or prevent a change in the control of Zanett;

•	impede a merger, consolidation, takeover, or other transaction involving our Company;

•	or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Zanett.

Our rapid growth has strained, and may continue to strain, managerial and operational resources.

Our rapid growth has placed, and is expected to continue to place, a significant strain on managerial and operational resources. Further, as we grow, we will be required to manage multiple relationships with various customers, strategic partners and other third parties. Further growth or an increase in the number of strategic relationships may increase this strain on existing managerial and operational resources, inhibiting our ability to achieve the rapid execution necessary to successfully implement our strategy without incurring additional corporate expenses.

Our future growth is dependent on producing revenue sufficient to cover increasing expenses.

Expenses will increase as we build an infrastructure to implement our strategy. We expect to hire additional employees and expand information technology systems. We also may increase our operating expenses to:

•	broaden our support capabilities for our clients;

•	explore acquisition opportunities and alliances with other companies; and

•	facilitate business arrangements among our business units.

If the higher expenses are not accompanied by increased revenue, our earnings will be lower than anticipated or we may incur losses.

RATIO OF EARNINGS TO FIXED CHARGES

Years Ended December 31,

	2006		2005		2004	2003	2002		Three Months ended March 31, 2007
Ratio of Earnings to Fixed Charges		(1)		(2)	1.1	2.5		(3)		(4)

(1) Due to our loss for the year ended December 31, 2006, the ratio coverage was less than 1:1. We required additional earnings of $1,495,857 to achieve a ratio of 1:1.
(2) Due to our loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. We required additional earnings of $11,852,044 to achieve a ratio of 1:1.
(3) Due to our loss for the year ended December 31, 2002, the ratio coverage was less than 1:1. We required additional earnings of $1,061,346 to achieve a ratio of 1:1.
(4) Due to our loss for the three months ended March 31, 2007, the ratio coverage was less than 1:1. We required additional earnings of $749,911 to achieve a ratio of 1:1.

USE OF PROCEEDS

If all the subordinated notes are sold, with original or aggregate maturities of two years or more, we would expect to receive approximately $45,600,000 of net proceeds from this offering after deducting the selling agent’s fees and commissions and estimated offering expenses payable by us. Through March 31, 2007, we had issued $1,944,756 in such notes, net of redemptions. The proceeds to date have been used for working capital and for acquisitions. We expect to use the net proceeds from this offering for working capital and to retire seven long term notes and one short term note, which are not part of this offering, issued by our parent company and our operating subsidiaries, the aggregate principal amount of which totaled approximately $10.8 million at March 31, 2007. Three of the seven long term notes were used to finance acquisitions. Six of the long term notes are held by Bruno Guazzoni, the uncle of our Chief Executive Officer, Claudio Guazzoni, and the owner of approximately 29.2% of our outstanding common stock, and the other is held by Emral Holdings. Of the long-term notes held by Bruno Guazzoni, two have principal amounts of $1,500,000 and $3,075,000, bear interest at an annual rate of 11% and mature on March 15, 2009. Three long term notes each have a principal amount of $500,000 and bear interest at an annual rate of 15%. Two of these notes mature on March 1, 2009, and the other matures on March 1, 2008. The sixth note, used to finance the DBA acquisition, has a principal amount of $750,000. This note has an interest rate of 11% and matures on February 21, 2009. The long-term note held by Emral Holdings has a principal amount of $1,500,000, bears interest at an annual rate of 15% and matures on March 15, 2009. The short term note is the line of credit with Bruno Guazzoni, which had a balance of $2,450,000 at March 31, 2007 and has an interest rate of prime plus 2%. The retirement of debt is contingent upon our receiving sufficient funds from the offering on terms that are economically advantageous, and upon our receiving the consent of the lender under our existing revolving credit facility. Proceeds from the offering may also be used to acquire additional operating companies, to invest in the organic growth of our existing subsidiaries or to supplement working capital. The indenture does not require us to use the proceeds from the sale of the notes for any particular purpose. If less than all of the total proceeds are received, we will first use the proceeds to fund any acquisitions that we have determined to fit our criteria under the current model. After any such acquisitions are funded, any additional proceeds would then go toward funding any working capital shortfall, and thereafter toward retiring the notes described above.

SELECTED FINANCIAL DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

You should read the following selected financial data and supplementary financial information together with our complete financial statements and the related notes, and our "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which is included herein, or incorporated by reference from our Form 10-K for the year ended December 31, 2006 and our Form 10-Q for the quarter ended March 31, 2007. We derived the following annual information from our audited consolidated financial statements as of December 31, 2006, 2005, 2004, 2003 and 2002. We derived the following quarterly financial information from our unaudited consolidated financial statements for each quarter indicated. All unaudited consolidated financial statements contain, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth herein. Our historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

ZANETT CORPORATION
SELECTED FINANCIAL DATA
($ in millions)

	Years ended December 31
	2006	2005	2004	2003		2002
Revenues	$45,258,133 (1)	$34,891,556 (2)	$25,037,765 (3)	$16,320,468	(4)	$10,529,790 (5)
Income/(loss) from continuing operations	(1,642,441)	(11,851,397)	(148,392)	1,151,587		(1,267,616)
(Loss)/income from discontinued operations net of taxes	(69,098)	(1,355,778)	(104,886)	59,438		-
(Loss) on sale of discontinued operations	(56,299)	-	-	-		-
Net (Loss)/income	(1,767,838)	(13,207,175)	(253,278)	1,211,025		(1,267,616)
Basic and diluted net (loss)/income per common share:
Continuing operations	$(0.06)	$(0.40)	$0.00	$0.04		$(0.05)
Discontinued operations	$0.00	$(0.05)	$(0.01)	$0.04		$(0.05)
Consolidated Balance
Sheet Data (as of end of period)
Total Assets	$31,153,427	$28,700,840	$27,433,638	$23,852,853		$15,460,602

Long Term Debt	$8,839,016	$3,757,591	$6,075,000	$6,075,000		$4,575,000

(1) Revenues in the Commercial Solutions segment grew 40% in the year ended December 31, 2006 to $36,843,382 from $26,241,878 during 2005. This increase was attributable to an additional $4.2 million contribution from Data Road, acquired in March 2006, and $3.9 million from the inclusion of WTP for the full year 2005 as compared to only nine months in the prior year, as well as the marketing expenses that were incurred in 2006. Our Government Solutions segment experienced a revenue decrease of 3% to $8,414,751 in 2006 from $8,649,678 in 2005.

(2) Revenues in our Commercial Solutions segment grew 56% in the year ended December 31, 2005 to $26,241,878 from $16,868,091 during 2004. This increase was attributable to an additional $5.3 million contribution from WTP, acquired in March 2005, and $5.5 million from the inclusion of INRANGE Global Consulting for the full year 2005 as compared to only eight months in the prior year. Our Government Solutions segment experienced a revenue increase of 6% to $8,649,678 in 2005 from $8,169,674 in 2004.

(3) Revenues in our Commercial Solutions segment grew 50% in the year ended December 31, 2004 to $16,868,091 from $11,281,012 during 2003. This increase was primarily attributable to an additional $6.3 million from INRANGE Global Consulting, acquired in April 2004. Our Government Solutions segment experienced a revenue increase of 42% to $8,169,674 in 2004 from $5,767,796 in 2003, which reflects an additional month of contribution and an increase in the demand for its services.

(4) We had net revenues of $16,320,468 for the year ended December 31, 2003, compared with $10,529,790 in 2002. This increase of $6,519,018, or 62%, was primarily related to our growth from the acquisition of additional operating companies. We benefited somewhat from this modest resurgence in demand but grew primarily from our acquisition of PDI in January 2003.

(5) Service revenues were $10,529,790 for the year ended December 31, 2002, representing revenues of Back Bay Technologies, Inc. for the entire year and revenues in 2001 were $339,726, representing BBT's consulting service activities for the three-week period subsequent to BBT's acquisition.

Three months ending March 31 (unaudited)	2007	2006
Revenues	$11,956,702	$10,675,004
Gross Profit	3,316,546	3,130,050
Income (loss) from continuing operations	(775,661)	(445,067)
Loss from discontinued operations, net of taxes	-	(125,397)
Net Loss	(775,661)	(570,464)
Basic and diluted net (loss)/income per common share
Continuing operations	$(0.03)	$(0.02)
Discontinued operations	$(0.00)	$(0.00)
Total Assets	$33,433,430	$31,153,427
Long Term Debt	$9,688,942	$8,839,016

	First	Second	Third	Fourth
2006 (unaudited)	Quarter	Quarter	Quarter	Quarter
Revenues	$10,675,004	$11,397,221	$11,226,070	$11,959,838
Gross Profit	3,130,050	3,673,404	3,544,033	3,442,109
Operating loss
Loss from continuing operations after taxes	(445,067)	(249,990)	(309,752)	(637,632)
Loss from discontinued operations, net of taxes	(69,098)	-	-	-
Loss on sale of discontinued Operations	(56,299)	-	-	-
Net Loss	(570,464)	(249,990)	(309,752)	(637,632)
Basic and diluted per share
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	$(0.00)	$-	$-	$-
Net loss per common share	$(0.02)	$(0.01)	$(0.01)	$(0.02)

	First	Second	Third	Fourth
2005 (unaudited)	Quarter	Quarter	Quarter	Quarter
Revenues	$7,532,698	$8,932,114	$9,182,752	$9,243,992
Gross Profit	2,289,013	2,614,044	2,586,024	2,218,424
Operating loss	(497,786)	(453,030)	(239,945)	(9,348,974)
Loss from continuing operations after taxes	(718,432)	(859,521)	(565,038)	(9,708,406)
Loss from discontinued operations, net of taxes	(80,813)	(22,006)	(38,206)	(1,214,753)
Net Loss	(799,245)	(881,527)	(603,244)	(10,923,159)
Loss per share
Basic	$(0.03)	$(0.03)	$(0.02)	$(0.37)
Diluted	(0.03)	(0.03)	(0.02)	(0.37)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The management’s discussion and analysis of financial condition and results of operations set forth under Part II, Item 6 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) on our Form 10-K for the year ended December 31, 2006 and under Part I, Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) on our Forms 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The quantitative and qualitative disclosures about market risk set forth under Part I, Item 3 on our Forms 10-Q (Quantitative and Qualitative Disclosures About Market Risk) for the quarter ended March 31, 2007 is incorporated herein by reference.

DESCRIPTION OF BUSINESS

The description of our business set forth under Part I, Item 1 (Description of Business) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

DESCRIPTION OF THE NOTES

General. The notes we are offering will represent subordinated, unsecured debt obligations of Zanett, Inc. We began issuing the notes in February 2005 under an indenture dated February 1, 2005 between us and U.S. Bank National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior and subordinated debt, and other financial obligations, including contingent or deferred payment obligations incurred in connection with acquisitions, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “ - Subordination” below.

The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “ - No Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See “ - Denomination” and “ - Term” below.

We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “ - Interest Rate” below.

Upon acceptance of your subscription to purchase notes, our servicing agent will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. Our servicing agent will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected by us or our servicing agent, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “ - Book-Entry Registration and Transfer” and “ - Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture.

We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “ - Amendment, Supplement and Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination. You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

Term. We may offer notes with the following terms to maturity:

•	three months	•	three years
•	six months	•	four years
•	one year	•	five years
•	two years	•	ten years

You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

Interest Rate. The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.

The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolios of the holder and the holder’s immediate family is at least $25,000, $50,000, $75,000 or $100,000. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. Immediate family members include parents, children, siblings, grandparents, and grandchildren. Members of sibling families are also considered immediate family members if the holder’s sibling is also a note holder. An investor must identify his or her immediate family members in the subscription agreement in order to use their notes to determine the interest rate for such investor’s notes.

Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

•	the desire to attract new investors;

•	whether the notes exceed certain principal amounts;

•	whether the notes are being renewed by existing holders; and

•	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest. We will compute interest on notes on the basis of an actual calendar year. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota or the State of New York.

Interest Payment Dates. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “—Rescission Right” below for additional information on your right to rescind your investment.

The period or day of interest payment for each note may be changed one time only by the holder during the term of the note, subject to our approval. Requests to change the election must be made in writing to our servicing agent and will be effective no later than the first business day following the 45th day after the election change request is received. No specific change in election form is required and there is no charge to change the election once during the term of a note. Any interest not paid on an interest payment date will be paid at maturity.

Place and Method of Payment. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

Servicing Agent. We have engaged Sumner Harrington Ltd., the investment banking firm that is helping us sell the notes, to act as our servicing agent for the notes. Sumner Harrington Ltd.’s responsibilities as servicing agent will involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, as our servicing agent, Sumner Harrington Ltd. will serve as our registrar and transfer agent and will manage all aspects of the customer service function for the notes, including handling all phone inquiries, mailing investment kits, meeting with investors, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, as servicing agent, Sumner Harrington Ltd. will provide us with monthly reports and analysis regarding the status of the notes, the marketing efforts and the amount of notes that remain available for purchase and also will have the ability to exercise certain limited discretion with respect to waiving early repurchase penalties, changing interest payment dates and rejecting subscription agreements. Other duties of Sumner Harrington Ltd. as our servicing agent under the distribution and management agreement are described throughout this section and under “Plan of Distribution.”

As compensation for its services as servicing agent, we will pay Sumner Harrington Ltd. an annual portfolio management fee equal to 0.25% of the weighted average daily principal balance of the notes so long as Sumner Harrington Ltd. is engaged as our servicing agent, subject to certain maximum payment provisions set forth below in “Plan of Distribution.” The ongoing fee will be paid monthly. The distribution and management agreement may be terminated by either party by prior notice. Sumner Harrington Ltd.’s duties and compensation as selling agent under the same agreement are described under “Plan of Distribution.”

You may contact our servicing agent with any questions about the notes at the following address and telephone number:

Sumner Harrington Ltd.
11100 Wayzata Boulevard, Suite 170
Minneapolis, MN 55305
Telephone: (800) 234-5777
Fax: (952) 546-5585

Book-Entry Registration and Transfer. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system. Our servicing agent will maintain the book-entry system.

The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. Our servicing agent will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

Our servicing agent will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

On each interest payment date, the servicing agent will credit interest due on each account and direct payments to the holders. The servicing agent will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

•	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

•
after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request to our servicing agent within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

In addition, if your subscription agreement is accepted by our servicing agent at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, our servicing agent will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request to our servicing agent within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by our servicing agent on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “- Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions. Our servicing agent may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption On Maturity. Approximately 15, but not less than 10 days prior to maturity of your note, our servicing agent will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, our servicing agent will also send to you a current interest rate supplement and a current prospectus or prospectus supplement if the prospectus has changed since the delivery of this prospectus in connection with your original subscription or any prior renewal. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the prospectus and any prospectus supplement, along with the interest rate supplement, prior to exercising one of the below options. If we do not send you a new prospectus, a new prospectus will be sent to you upon request. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

•
You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.

•
You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.

•
You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request to our servicing agent. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.

•
If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call, fax or send a written request to our servicing agent.

The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made to our servicing agent in writing.

We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address by the servicing agent that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

Redemption or Repurchase Prior To Stated Maturity. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption By Us. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

Repurchase At Request of Holder. In addition to the right to elect repurchase upon death or total permanent disability, a holder may request that we repurchase one or more of the holders’ notes prior to maturity, in whole and not in part, at any time by giving us written notice. Subject to approval, at our sole discretion, and the limitations described below, we will repurchase the holder’s note(s) specified in the notice within 10 days of receipt of the notice. The repurchase price, in the event we elect to repurchase the notes, will be the principal amount of the note, plus interest accrued and not previously paid (up to but not including the date of repurchase), minus a repurchase penalty. The early repurchase penalty for a note with a three month maturity is the interest accrued on such note up to the date of repurchase, not to exceed three months of simple interest at the existing rate. The early repurchase penalty for a note with a maturity of six months or longer is the interest accrued on such note up to the date of repurchase, not to exceed six months of simple interest at the existing rate. The penalty for early repurchase may be waived or reduced at the limited discretion of our servicing agent.

Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder and any notes that we repurchase pursuant to the holders’ right to elect repurchase. Repurchase requests will be honored in the order in which they are received, to the extent possible, and any repurchase request not honored in a calendar quarter will be honored in the next calendar quarter, to the extent possible, since repurchases in the next calendar quarter are also subject to the same calendar quarter limitation. For purposes of determining the order in which repurchase requests are received, a repurchase request will be deemed made on the later of the date on which it is received by us or, if applicable, the date on which the death or total permanent disability is established to our reasonable satisfaction.

Modifications to Repurchase Policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers. The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on our register only as follows:

•
The holder must deliver written notice requesting a transfer to our servicing agent signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by our servicing agent.

•	We must provide our written consent to the proposed transfer.

•	We or our servicing agent may require a legal opinion from counsel satisfactory to the servicing agent that the proposed transfer will not violate any applicable securities laws.

•	We or our servicing agent may require a signature guarantee in connection with such transfer.

Upon transfer of a note, our servicing agent will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We or our servicing agent may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements. Our servicing agent will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. Our servicing agent may charge such holders a reasonable fee to cover the charges incurred in providing such information.

Subordination. The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than the existing notes and future offerings of additional renewable unsecured subordinated notes which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of March 31, 2007, we had approximately $10.8 million of outstanding debt senior to the notes that we intend to retire with the proceeds of the offering. In addition, in December 2006 we entered into a $8.0 million revolving credit facility with LaSalle Bank. The available line of credit is based on 80% of eligible accounts receivable. We and our subsidiaries have granted LaSalle Bank a continuing security interest in all assets that we currently hold or subsequently acquire to secure our obligations under the credit facility. As of March 31, 2007, we had $5,441,840 of debt outstanding under the credit facility. Our obligation to repay all amounts drawn under the credit facility will rank senior to your notes.

In addition, we have in the past, and expect in the future, to enter into contingent or deferred cash payment arrangements in connection with acquisitions. Our obligations under these types of arrangements may continue for several years following an acquisition, and will rank senior to your notes. As of March 31, 2007, our aggregate deferred or contingent cash payment obligations in connection with completed acquisitions totaled approximately $1.6 million.

The terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors - Risk Factors Relating to the Notes - You lack priority in payment on the notes, which rank junior to substantially all of our existing and future debt and other financial obligations.”

The notes are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a stockholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase, at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue on or to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

•	all defaults and events of default have been cured or waived or have ceased to exist and would not result from any payment on the notes; or

•	the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of:

—	the trustee’s receipt of a valid waiver of default from the holder of senior debt; or

—	the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee’s receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

No Security; No Sinking Fund. The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors - Risk Factors Relating to the Notes - The notes will have no sinking fund, security, insurance or guarantee.”

Restrictive Covenants. The indenture contains certain limited restricted covenants that require us to maintain certain financial standards and restrict us from certain actions as set forth below.

The indenture provides that, so long as the notes are outstanding:

•	we will maintain a positive net worth; and

•
we will not declare or pay any dividends or other payments of cash or other property to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment.

See “Risk Factors - Risk Factors Relating to the Notes - You will have only limited protection under the indenture.”

Consolidation, Merger or Sale. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

•
the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events of Default. The indenture provides that each of the following constitutes an event of default:

•	failure to pay interest on a note within 30 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•	failure to pay principal on a note within 10 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);

•
our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 30 days after our receipt of notice;

•	defaults in certain of our other financial obligations that are not cured within 30 days; and

•	certain events of bankruptcy or insolvency with respect to us.

If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “- Subordination.” In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the earlier of:

•	the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or

•	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

•	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or

•	a waiver that would conflict with any judgment or decree.

We are required to deliver to the trustee, within 120 days of the end of our fiscal year, a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

•	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

•	reduces the rate of or changes the time for payment of interest, including default interest, on any note;

•
waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;

•	makes any note payable in money other than that stated in this prospectus;

•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

•	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;

•	modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or

•	makes any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;

•	to provide for additional uncertificated or certificated notes;

•
to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;

•
to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee. U.S. Bank National Association has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee. The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee. Our servicing agent will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of Our or Our Servicing Agent’s Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of ours or our servicing agent will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges. We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities. We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations By State. We may offer different securities and vary the terms and conditions of the offer (including, but not limited to, different interest rates and service charges for all notes) depending upon the state where the purchaser resides.

Interest Withholding. We will withhold 28% (which rate is scheduled to increase to 31% for payments made after December 31, 2010) of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. See “Material Federal Income Tax Consequences - Reporting and Backup Withholding.”

Liquidity. There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop. See “Risk Factors - Risk Factors Relating to the Notes - There will be no trading market for the notes, which may make it difficult to transfer your notes.”

Satisfaction and Discharge of Indenture. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports. We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who requests them in writing.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summary of U.S. federal income tax considerations was written to support the promotion and marketing of the notes. Each person considering an investment in the notes should seek advice based on the person’s particular circumstances from an independent tax advisor.

The following discussion is our counsel’s opinion of the material federal income tax consequences relating to the purchase of the notes from us and ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion does not deal with note owners other than original purchasers from us. The discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar, some of which may be subject to special rules. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. You should consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your purchase, ownership and disposition of the notes.

Interest Income on the Notes

Subject to the discussion below applicable to “non-U.S. holders,” interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

There are, however, some situations in which a cash basis holder of a note having a term of more than one year will have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you hold a note with a term longer than six months that pays interest only at maturity, you generally will be required to include original issue discount or “OID” accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, under which you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. The capital gain or loss will be short-term or long-term capital gain or loss, depending on whether you have owned the note for more than one year or for one year or less.

Non-U.S. Holders

Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as “portfolio interest” and therefore will be exempt from United States federal income tax. In that case, you will be entitled to receive interest payments on the notes free of United States federal income tax provided that you periodically provide us with a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met.

Interest paid and accrued OID paid to a non-U.S. person are not subject to U.S. withholding tax if the income is effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. Such “effectively connected income” will, however, generally be subject to the regular United States income tax.

Reporting and Backup Withholding

We will report annually to the Internal Revenue Service and to holders of record that are not exempted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a 28% rate. After December 31, 2010, the backup withholding rate is scheduled to increase to 31%. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-U.S. person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as corporations and tax-exempt organizations, and to certain non-U.S. persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisor with respect to the specific tax consequences to you of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in a distribution and management agreement between us and Sumner Harrington Ltd., Sumner Harrington Ltd. has agreed to serve as our selling agent and to use its best efforts to sell the notes on the terms set forth in this prospectus. The selling agent is not obligated to sell any minimum amount of notes or to purchase any of the notes.

The selling agent proposes to offer the notes to the public on our behalf on the terms set forth in this prospectus and the prospectus supplements that we file from time to time. The selling agent plans to market the notes directly to the public through newspaper, radio, Internet, direct mail and other advertising. In addition, our selling agent will manage certain administrative and customer service functions relating to the notes, including handling all inquiries from potential investors, mailing investment kits, meeting with investors, processing subscription agreements and responding to all written and telephonic questions relating to the notes. Upon prior written notice to the selling agent, we may elect to use a different selling agent or perform these duties ourselves. The selling agent’s servicing responsibilities are described under “Description of the Notes - Servicing Agent.”

We have agreed to reimburse the selling agent for its out-of-pocket expenses incurred in connection with the offer and sale of the notes, including the fees and expenses of its legal counsel and marketing costs. Under the terms of the distribution and management agreement, we also will pay our selling agent a commission equal to 3.00% of the principal amount of all notes sold. For notes with maturities exceeding one year, the entire 3.00% commission will be paid to the selling agent at the time of issuance and no additional commission will be paid upon renewal. For notes with maturities of one year or less, the gross 3.00% commission will be paid in equal installments upon the original issuance and each renewal, if any, over the first two years. Accordingly, the selling agent will not receive the entire 3.00% gross commission on notes with terms of one year or less unless the notes are successively renewed for two years. The selling agent may engage or allow selected brokers or dealers to sell notes for a commission, at no additional cost to us. Finally, as our servicing agent, Sumner Harrington Ltd. will be paid an additional and ongoing portfolio management fee that is based on the principal balance of the notes outstanding. See “Description of the Notes - Servicing Agent.”

The distribution and management agreement may be terminated by either us or, subject to prior conditions, Sumner Harrington Ltd. upon giving prior notice.

The selling agent and we have engaged Sumner Harrington Agency, Inc., an advertising and marketing subsidiary of Sumner Harrington Ltd., to directly provide or manage the advertising and marketing functions related to the sale of the notes. These services include media planning, media buying, creative and copy development, direct mail services, literature fulfillment, commercial printing, list management, list brokering, and other similar activities. Sumner Harrington Agency, Inc. is compensated directly by us or its sub-service providers for these advertising and marketing services.

The selling agent and its affiliate will only be compensated to the extent that notes are sold in the offering. The table below summarizes the estimated amounts of compensation or reimbursement that we will pay the selling agent and its affiliate for services rendered in offering and selling the notes, serving as the servicing agent, and providing and managing the advertising and marketing functions related to the sale of the notes. In no event will the total commissions exceed 3% of the aggregate principal amount of the notes. The remaining line items are estimates and while actual costs may differ from the percentages and amounts shown in the table, the total cost of these line items is limited to 5% of the aggregate principal amount of the notes. In no event will the total commissions plus the total cost of the remaining line items exceed 8% of the aggregate principal amount of the notes.

Compensation and Reimbursement	% of Offering	Amount(1)
Total commissions	3.00%	$1,500,000	(2)
Selling agent’s legal counsel fees	0.15%	$75,000
Document fulfillment fees	0.10%	$50,000
Annual portfolio management fee	2.25%	$1,125,000
Media placement and management fee	2.50%	$1,250,000

1
All amounts assume the sale of 100% of the aggregate principal amount of notes offered and represent the maximum possible amount payable to the selling agent or its affiliate over the entire term of the offering. If less than 100% of the aggregate principal amount of the notes are sold in the offering, the amounts actually paid to the agent or its affiliate for commissions and annual portfolio management fees will be less.

2	Assumes that each note with a term of one year or less is successively renewed for a total of two years.

The distribution and management agreement provides for reciprocal indemnification between us and the selling agent, including the selling agent’s and our officers, directors and controlling persons, against civil liabilities in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on NASDAQ. The selling agent is not obligated to make a market in the notes and does not intend to do so. We do not anticipate that a secondary market for the notes will develop.

The foregoing is a summary of the material provisions relating to selling and distribution of the notes in the distribution and management agreement. The provisions of the distribution and management agreement relating to our retention of Sumner Harrington Ltd. to act as our servicing agent in performing our ongoing administrative responsibilities for the notes are described under “Description of the Notes.” Any amendment to the distribution and management agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

DESCRIPTION OF PROPERTIES

The description of our properties set forth under Part I, Item 2 (Properties) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

LEGAL PROCEEDINGS

The description of legal proceedings set forth under Part I, Item 3 (Legal Proceedings) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

The description of directors and executive officers set forth under Part III, Item 10 (Directors and Executive Officers of the Registrant and Corporate Governance) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The description of set forth under Part III, Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Matters) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The description of certain relationships and related transactions set forth under Part III, Item 12 (Certain Relationships and Related Transactions, and Director Independence) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

EXECUTIVE COMPENSATION

The description of executive compensation set forth under Part III, Item 10 (Executive Compensation) on our Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

FINANCIAL STATEMENTS

The audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended and the notes thereto, set forth under Part II, Item 8 (Financial Statements) on our Form 10-K for the year ended December 31, 2006 are incorporated herein by reference. The unaudited consolidated balance sheets of the Company and its subsidiaries as of March 31, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the three month periods March 31, 2007 and 2006, and the notes thereto, set forth under Part I, Item I (Financial Statements) on our Form 10-Q for the quarter ended March 31, 2007 are incorporated herein by reference.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania has provided us with an opinion as to the legality of the notes and with respect to certain tax matters.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2006 and for the year then ended, incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K have been audited by Amper, Politziner & Mattia, P.C., an independent registered public accounting firm, as set forth in its report which is incorporated herein by reference, and have been so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and the related financial statement schedule for the years ended December 31, 2005 and 2004 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern as discussed in Note 2), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

We are “incorporating by reference” specified documents that we file with the SEC, which means:
•	incorporated documents are considered part of this prospectus; and
•	we are disclosing important information to you by referring to those documents.

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006.
•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007.
•	Our definitive proxy statement for our stockholders’ meeting held on June 21, 2007, filed on April 30, 2007.
•	Our Current Reports on Form 8-K filed on March 6, 2007, April 2, 2007 and May 24, 2007.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon on written or oral request and at no cost to the requester, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in this Registration Statement but not delivered with this prospectus.

You should direct your request for these reports or documents to Zanett, Inc., 635 Madison Ave., New York, NY 10022, Attention: Melissa Mattar (telephone number 212-583-0300; e-mail address: mmattar@zanett.com).

Exhibits to the reports or documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

You may also access these reports on our website at www.zanett.com.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our common stock is listed for trading on the NASDAQ Capital Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, DC 20006.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Article VII of our Bylaws provides, among other things, that we shall indemnify, to the fullest extent permitted by the Delaware General Corporation Law, a director or officer of ours who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including liability under the Securities Act) reasonably incurred or suffered by such person in connection therewith, by reason of the fact that such person is or was a director or officer of our company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.